UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		39,674,485

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,674,485

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,674,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 276,592,862 shares reported to be outstanding as of April 8, 2011 by the Issuer in its definitive proxy statement on Schedule 14A filed on April 18, 2011

Page 2 of 8 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		15,755,505

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,755,505

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,755,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 276,592,862 shares reported to be outstanding as of April 8, 2011 by the Issuer in its definitive proxy statement on Schedule 14A filed on April 18, 2011.

Page 3 of 8 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,625,916

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,625,916

WITH	10	SHARED DISPOSITIVE POWER

2,625,916*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,251,832*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.
** = Based on 276,592,862 shares reported to be outstanding as of April 8, 2011 by the Issuer in its definitive proxy statement on Schedule 14A filed on April 18, 2011.

Page 4 of 8 Pages

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,625,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,625,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 276,592,862 Shares reported to be outstanding as of April 8, 2011 by the Issuer in its definitive proxy statement on Schedule 14A filed on April 18, 2011.

Page 5 of 8 Pages

CUSIP No. 251591103	SCHEDULE 13D/A
This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on August 20, 2009, Amendment No. 2 (“Amendment No. 2”) filed on September 14, 2009, Amendment No. 3 (“Amendment No. 3”) filed on September 18, 2009, Amendment No. 4 (“Amendment No. 4”) filed on February 16, 2010 and Amendment No. 5 (“Amendment No. 5”) filed on March 21, 2011. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing, as amended.
The Schedule 13D is amended to make the following changes to Items 2, 4, 5 and 7:
Item 2. Identity and Background
Item 2 is hereby amended by including the following:
The group formed by the Reporting Persons, Scott A. Wolstein and Iris S. Wolstein has been terminated. See Item 4.
Item 4. Purpose of Transaction.
Item 4 is hereby amended by including the following:
On April 26, 2011, the Reporting Persons entered into an agreement (the “Termination Agreement”) with Scott A. Wolstein and Iris S. Wolstein to terminate their respective rights and obligations under the Voting Agreement. As a result of entering into the Termination Agreement, Scott A. Wolstein and Iris S. Wolstein are no longer obligated to vote their Common Shares in favor of the Reporting Persons’ nominees to the Issuer’s Board of Directors at every annual meeting of the Issuer’s shareholders relating to the election of members of the Issuer’s Board of Directors.
Item 5. Interest in Securities of the Issuer.
Item 5(a) is hereby amended by including the following:
The Reporting Persons may be deemed to beneficially own, in the aggregate, 60,681,822 Common Shares, representing 21.9% of the Issuer’s outstanding Common Shares (based on 276,592,862 Common Shares reported to be outstanding as of April 8, 2011 by the Issuer in its definitive proxy statement on Schedule 14A filed on April 18, 2011).
The group made up of the Reporting Persons, Scott A. Wolstein and Iris S. Wolstein has been terminated. See Item 4.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 2	Termination Agreement, dated April 26, 2011, by and among the Reporting Persons, Scott A. Wolstein and Iris S. Wolstein

Page 6 of 8 Pages

CUSIP No. 251591103	SCHEDULE 13D/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 26, 2011

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Janina Vater

Page 7 of 8 Pages

CUSIP No. 251591103	SCHEDULE 13D/A
EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

2	Termination Agreement, dated April 26, 2011, by and among the Reporting Persons, Scott A. Wolstein and Iris S. Wolstein

Page 8 of 8 Pages